                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                    Schedule 13D/A


                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 2)*


                               DNAP Holding Corporation
                                   (Name of Issuer)

                        Common Stock, par value $.01 per share
                            (Title of Class of Securities)

                                     23323K-10-7
                                    (CUSIP Number)

                                   Bernardo Jimenez
                               DNAP Holding Corporation
                                6701 San Pablo Avenue
                              Oakland, California 94608
                                    (510) 547-2395
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                   October 6, 1998
                         (Date of Event Which Requires Filing
                                  of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(d) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23323K-10-7                 13D/A                  Page 2 of 11 Pages
                                                             ------------------

-------------------------------------------------------------------------------
 (1) Name of Reporting Persons/I.R.S. Identification Number
     BIONOVA INTERNATIONAL, INC.          75-2671658
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group                (a)  / /
     (See Instructions)                                              (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds
     (See Instructions)                                        WC (See Item 3)
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization     BIONOVA INTERNATIONAL, INC. IS
                                              A CORPORATION ORGANIZED UNDER THE
                                              LAWS OF THE STATE OF DELAWARE.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 18,076,839
 by Each Reporting           --------------------------------------------------
 Person With:                 (8) Shared Voting Power
                                    0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    18,076,839
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     18,076,839
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                   / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     76.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person* (See Instructions)
     CO
-------------------------------------------------------------------------------

CUSIP No. 23323K-10-7                 13D/A                  Page 3 OF 11 Pages
                                                             ------------------

-------------------------------------------------------------------------------
 (1) Name of Reporting Persons
     BIONOVA, S.A. DE C.V.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group                (a)  / /
     (See Instructions)                                              (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions)
                                                               OO (See Item 3)
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization   BIONOVA, S.A. DE C.V. IS A
                                            CORPORATION ORGANIZED UNDER THE
                                            LAWS OF THE UNITED MEXICAN STATES.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 18,076,839*
 by Each Reporting           --------------------------------------------------
 Person With:                 (8) Shared Voting Power
                                    0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    18,076,839*
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     18,076,839*
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
     (See Instructions)                                                   / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     76.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
     CO
-------------------------------------------------------------------------------


* Includes 18,076,839 shares owned by Bionova International, Inc. Bionova, S.A. de C.V. is the sole stockholder of Bionova International, Inc.

CUSIP No. 23323K-10-7                 13D/A                  Page 4 of 11 Pages
                                                             ------------------

-------------------------------------------------------------------------------
 (1) Name of Reporting Persons
     EMPRESAS LA MODERNA, S.A. DE C.V.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group                (a)  / /
     (See Instructions)                                              (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions)
                                                               OO (See Item 3)
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization    EMPRESAS LA MODERNA, S.A. DE C.V.
                                             IS A CORPORATION ORGANIZED UNDER
                                             THE LAWS OF THE UNITED MEXICAN
                                             STATES.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 18,076,839*
 by Each Reporting           --------------------------------------------------
 Person With:                 (8) Shared Voting Power
                                    0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    18,076,839*
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     18,076,839*
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                   / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     76.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
     CO
-------------------------------------------------------------------------------

* Includes 18,076,839 shares owned by Bionova International, Inc., a wholly-owned subsidiary of Bionova, S.A. de C.V. Empresas La Moderna,
     S.A. de C.V. is the holder of 99.99% of the shares of Bionova, S.A. de C.V.

CUSIP No. 23323K-10-7                 13D/A                  Page 5 OF 11 Pages
                                                             ------------------

-------------------------------------------------------------------------------
 (1) Name of Reporting Persons
     MR. ALFONSO ROMO GARZA
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group                (a)  / /
     (See Instructions)                                              (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions)
                                                               OO (See Item 3)
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   / /

-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization   MR. ALFONSO ROMO GARZA IS A CITIZEN
                                            OF THE UNITED MEXICAN STATES.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 18,076,839*
 by Each Reporting           --------------------------------------------------
 Person With:                 (8) Shared Voting Power
                                    0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    18,076,839*
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     18,076,839*
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                   / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     76.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
     IN
-------------------------------------------------------------------------------

* Includes 18,076,839 shares owned by Bionova International, Inc., a wholly-owned subsidiary of Bionova, S.A. de C.V. Empresas La Moderna, S.A. de C.V. is the holder of 99.99% of the shares of Bionova, S.A. de C.V. Mr. Alfonso Romo Garza controls 50.9% of the shares of Empresas La Moderna, S.A. de C.V.

CUSIP No. 23323K-10-7                 13D/A                  Page 6 of 11 Pages
                                                             ------------------

                              Statement on Schedule 13D

     This Amendment No. 2 to the Statement on Schedule 13D ("Schedule 13D") filed on October 7, 1996, as amended by Schedule 13D/A filed on July 22, 1998, by Bionova International, Inc., a Delaware corporation ("Bionova International"), Bionova, S.A. de C.V., a corporation organized under the laws of the United Mexican States ("Bionova Mexico"), Empresas La Moderna, S.A. de C.V., a corporation organized under the laws of the United Mexican States ("ELM") and Mr. Alfonso Romo Garza, with respect to the beneficial ownership by such entities of shares of common stock, $.01 par value per share ("DHC Common Stock"), of DNAP Holding Corporation, a Delaware corporation ("DHC" or the "Issuer") is made to update Item 2 and amend Items 3-7 of the Schedule 13D.

ITEM 1.   SECURITY AND ISSUER.

     This Schedule 13D relates to shares of DHC Common Stock. The address of the Issuer's principal executive offices is 6701 San Pablo Avenue, Oakland, California 94608.

ITEM 2.   IDENTITY AND BACKGROUND.

     This item is amended to read as follows:

     This Statement is a joint filing by Bionova International, Bionova Mexico, ELM and Mr. Alfonso Romo Garza.

     (1) BIONOVA INTERNATIONAL: Bionova International is a corporation organized under the laws of the State of Delaware that is in the business of acting as a holding company. Bionova International has its business address and principal business office at 6701 San Pablo Avenue, Oakland, California 94608.

          BERNARDO JIMENEZ: Bernardo Jimenez is the Chief Executive Officer and a Director of Bionova International. He is a citizen of the United Mexican States, and his principal occupation is Chief Executive Officer of the Issuer and Chief Operating Officer of the agrobiotechnology division of ELM. His principal business address is Bionova, S.A. de C.V., Plaza Comercial Las Villas, Rio Caura 358 Ote. (Altos), Col. del Valle, 66220 Garza Garcia, N.L., Mexico.

          ERIK C. JURGENSEN: Erik C. Jurgensen is the Treasurer and a Director of Bionova International. He is a citizen of the United Mexican States, and his principal occupation is Director of Planning and Corporate Development at Pulsar Internacional, S.A. de C.V. and President of the DUXX Graduate School of Business Leadership. His principal business address is Pulsar Internacional, S.A. de C.V., Edificio Torrealta, Av. Roble 300 Mezzanine, Col. Valle del Campestre, 66265 Garza Garcia, N.L., Mexico.

          JOE A. RUDBERG: Joe A. Rudberg is the Secretary of Bionova International. He is a citizen of the United States, and his principal occupation is attorney with Thompson & Knight, P.C. His principal business address is Thompson & Knight, P.C., 1700 Pacific Avenue, Suite 3300, Dallas, Texas 75201.

     During the past five years, neither Bionova International nor any of its executive officers or directors has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 23323K-10-7                 13D/A                  Page 7 of 11 Pages
                                                             ------------------

     (2) BIONOVA MEXICO: Bionova Mexico is a corporation organized under the laws of the United Mexican States that is in the business of acquiring and holding interests in the agribusiness and biotechnology industries. Bionova Mexico is the sole stockholder of Bionova International. Bionova Mexico has its business address and principal business office at Plaza Comercial Las Villas, Rio Caura 358 Ote. (Altos), Col. del Valle, 66220 Garza Garcia, N.L., Mexico.

     (3) ELM: ELM is a corporation organized under the laws of the United Mexican States and is in the business of holding interests in the packaging, agribusiness and biotechnology industries. ELM is the holder of 99.99% of the shares of Bionova Mexico. ELM has its business address and principal executive office at Batallon de San Patricio No. 111, 4th Floor, Col. Valle Oriente, 66269 Garza Garcia, N.L., Mexico.

     (4) MR. ALFONSO ROMO GARZA: Mr. Alfonso Romo Garza is a citizen of the United Mexican States. His principal business office is at Pulsar Internacional, S.A. de C.V., Edificio Torrealta, Av. Roble 300 Mezzanine, Col. Valle del Campestre, 66265 Garza Garcia, N.L., Mexico and his principal occupation is corporate executive.

     During the past five years, none of the foregoing parties has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     This item is supplemented by the following information:

     On October 6, 1998, Bionova International invested $30,000,000 in DHC in exchange for 5,217,391 shares of DHC Common Stock at a purchase price of $5.75 per share. Bionova International used its own funds to finance the investment.

ITEM 4.   PURPOSE OF TRANSACTION.

     On July 16, 1998, Bionova International submitted a capitalization proposal to DHC. The Board of Directors of DHC appointed a special committee to review and evaluate the proposal and to negotiate the final terms of the transaction with Bionova International. As a result of these negotiations, the special committee and Bionova International agreed to the terms of a capitalization transaction that was approved by DHC's Board of Directors on October 1, 1998 and evidenced by a Stock Purchase Agreement dated October 1, 1998 (the "Stock Purchase Agreement"). Pursuant to the Stock Purchase Agreement, on October 6, 1998, Bionova International invested $30,000,000 to purchase 5,217,391 shares of DHC Common Stock at a price of $5.75 per share. The Stock Purchase Agreement is described under Item 6 and is attached hereto as Exhibit C. As previously agreed with Bionova International, DHC used a portion of the proceeds of the stock purchase to repay $13,000,000 of its outstanding debt to Bionova International and its affiliates.

     Except as contemplated by the Stock Purchase Agreement, none of Bionova International, Bionova Mexico, ELM or Mr. Alfonso Romo Garza has any present plans or proposals that relate to or would result in or cause the events listed below; however, from time to time in the ordinary course of business and consistent with their fiduciary duties, such persons may consider such plans or proposals in the future:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

CUSIP No. 23323K-10-7                 13D/A                  Page 8 of 11 Pages
                                                             ------------------
     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) a class of securities of the Issuer being de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

     (j)  any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     This item is amended to read as follows:

     ITEM 5(a)

     According to the Issuer, there are 23,588,031 shares of DHC Common Stock outstanding as of October 6, 1998. Bionova International owns directly 18,076,839 shares of DHC Common Stock, which represents 76.6% of the outstanding shares of DHC Common Stock.

     Bionova Mexico does not directly own any DHC Common Stock. However, because Bionova Mexico is the sole stockholder of Bionova International, Bionova Mexico may be deemed to own beneficially the 18,076,839 shares of DHC Common Stock held by Bionova International as described above.

     ELM does not directly own any DHC Common Stock. However, because ELM owns 99.99% of the outstanding stock of Bionova Mexico, ELM may be deemed to own beneficially the 18,076,839 shares of DHC Common Stock held by Bionova International as described above.

     Mr. Alfonso Romo Garza does not directly own any DHC Common Stock. However, because he controls 50.9% of the outstanding stock of ELM, he may be deemed to own beneficially the 18,076,839 shares of DHC Common Stock held by Bionova International as described above.

     ITEM 5(b)

     Bionova International has sole voting and dispositive power with respect to the shares of the Issuer's Common Stock held by it. As described above, Bionova Mexico, ELM and Mr. Alfonso Romo Garza may also be deemed to have sole voting and dispositive power with respect to such shares.

CUSIP No. 23323K-10-7                 13D/A                  Page 9 of 11 Pages
                                                             ------------------
     ITEM 5(c)

     Except as set forth in this Statement, none of Bionova International, Bionova Mexico, ELM or Mr. Alfonso Romo Garza has effected any transactions involving DHC Common Stock during the 60 days prior to the date of this Statement.

     ITEM 5(d)

     Except as set forth in this Statement, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer that are owned beneficially by the reporting persons.

     ITEM 5(e)

     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

     The second paragraph of this item is amended to read as follows:

     Under Article I of the Governance Agreement, the Board of Directors of the Issuer is to consist of nine (9) directors, with three (3) of such directors being independent directors, which is defined as a person who (i) is not an employee or an affiliate of any of the reporting persons or any affiliate thereof and (ii) qualifies as an independent director for purposes of Rule 4460 of the Rules of the Nasdaq Stock Market. Of the three (3) independent directors, two (2) are designated as DNAP independent directors. The remaining independent director together with the remaining six (6) members of the Issuer's Board of Directors, are designated by ELM.

     This item is further supplemented by the following information:

     On October 1, 1998, Bionova International and DHC entered into the Stock Purchase Agreement. The following description of the Stock Purchase Agreement is qualified in its entirety by reference to the Stock Purchase Agreement, which is attached as Exhibit C hereto.

     Pursuant to the terms of the Stock Purchase Agreement, Bionova International invested $30,000,000 in DHC on October 6, 1998 in exchange for 5,217,391 shares of DHC Common Stock. Section 6.1 of the Stock Purchase Agreement provides that at DHC's 1999 Annual Meeting of Stockholders, the Stockholders will be asked to approve a proposal to amend DHC's Certificate of Incorporation to increase the number of authorized shares of common stock to at least 40 million and that Bionova International will vote its shares in favor of this proposal.

     Section 6.2 of the Stock Purchase Agreement provides that following the annual meeting and subject to the approval of the proposal to amend the Certificate of Incorporation, DHC will distribute to each record holder of DHC Common Stock, as of a record date to be set by DHC, three rights (the "Rights") for every four shares of DHC Common Stock held by such record holder. Each Right will entitle the holder to purchase one share of DHC Common Stock at an exercise price of $5.75 per share. Rights to purchase fractional shares will not be issued; the number of Rights issued to each stockholder will be rounded up to the next whole number. The Rights will expire on May 31, 2000. Upon issuance of the Rights, Bionova International will surrender to DHC (at no cost to DHC), a number of Rights that would entitle Bionova International to purchase 9,130,435 shares of Common Stock.

CUSIP No. 23323K-10-7                 13D/A                 Page 10 of 11 Pages
                                                            -------------------

     Section 6.3 of the Stock Purchase Agreement provides that if Bionova International or any of its affiliates loans money to DHC after the date of the agreement and prior to the issuance of the Rights, then upon issuance of the Rights Bionova International will immediately exercise a number of Rights (after the surrender of Rights pursuant to Section 6.2) and thereby make a capital contribution to DHC sufficient to allow DHC to repay such loan (and any accrued interest and related withholding taxes) out of the proceeds of such exercise. DHC shall then use the proceeds to make such repayment. During the period in which the Rights are exercisable, Bionova International and its affiliates will not make any loan or capital contribution to DHC (other than by exercising its Rights) until all Rights held by Bionova International and its affiliates have been exercised in full.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 99A  - Governance Agreement dated as of September 26, 1996 by and between ELM and the Issuer

     Exhibit 99B  - Joint Reporting Agreement dated as of October 7, 1996 by and among Bionova International, Bionova Mexico, ELM and Mr. Alfonso Romo Garza.

     Exhibit 99C  - Stock Purchase Agreement dated October 1, 1998 between
                    Bionova International and DHC.

CUSIP No. 23323K-10-7                 13D/A                 Page 11 of 11 Pages
                                                            -------------------

                                      SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: October 16, 1998                 BIONOVA INTERNATIONAL, INC.



                                       By: /s/ Bernardo Jimenez
                                          ------------------------------------
                                          Name: Bernardo Jimenez
                                          Title: Chief Executive Officer



                                       BIONOVA, S.A. DE C.V.



                                       By: /s/ Bernardo Jimenez
                                          ------------------------------------
                                          Name: Bernardo Jimenez
                                          Title: Attorney-in-Fact



                                        EMPRESAS LA MODERNA, S.A. DE C.V.



                                       By: /s/ Bernardo Jimenez
                                          ------------------------------------
                                          Name: Bernardo Jimenez
                                          Title: Attorney-in-Fact


                                         /s/ Alfonso Romo Garza
                                       ---------------------------------------
                                             Alfonso Romo Garza

                                  INDEX TO EXHIBITS

Exhibit 99A  - Governance Agreement dated as of September 26, 1996 by and between ELM and the Issuer (incorporated by reference to Schedule 13D filed by the Reporting Persons on October 7, 1996).

Exhibit 99B  - Joint Reporting Agreement dated as of October 7, 1996 by and among Bionova International, Bionova Mexico, ELM and Mr. Alfonso Romo Garza (incorporated by reference to Schedule 13D filed by the Reporting Persons on October 7, 1996).

Exhibit 99C  - Stock Purchase Agreement dated October 1, 1998 between
               Bionova International and DHC.